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03032201

03 SEP 25 AM 7:21

September 23, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 5th Street NW
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two copies of an announcement released to the London Stock Exchange on September 1, 2003 and a corresponding transmittal letter.

Please acknowledge your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

By: [signature]
Steven Anthony Behar
Authorized Representative

Enclosures

dlw 9/25

MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

1 Septmeber 2003

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

P A Farrell

PATRICIA FARRELL
Company Secretariat
+44 20 7268 3377

MARKS & SPENCER

press release

Issued: Monday, 1 September 2003

MARKS & SPENCER TO ROLL-OUT '&more' CREDIT CARD

Marks and Spencer Group p.l.c announces today that its combined credit card and loyalty programme - the '&more' Credit Card – will go live nationally on 6th October 2003. Alongside this Marks & Spencer Financial Services is being rebranded as 'Marks & Spencer Money'.

The '&more' Credit Card can be used in all outlets which accept credit card payments. Spend on the card will earn loyalty points, which will accumulate and be translated into '&more' reward vouchers for use in Marks & Spencer stores. 2.6 million existing Chargecard users will be upgraded to the new card during September. Other customers will be able to apply for the new credit card from 6th October.

Commenting on the announcement, Roger Holmes, Group Chief Executive said:

"Marks & Spencer Money forms an important part of our overall Group strategy. The '&more' Credit Card launch will provide us with a strong platform for future growth."

Laurel Powers-Freeling, Chief Executive, Marks & Spencer Money commented:

"The 11 month pilot in South Wales has given us a robust foundation for the rollout of the '&more' card. We will provide our card customers with an upgraded offer, rewarding them for using the '&more' Credit Card and their loyalty for shopping at Marks & Spencer, whilst at the same time developing our position as a responsible and prudent lender."

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